UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SILVERLEAF RESORTS, INC.

(Name of Issuer)

Common Stock, par value, $.01 per share

(Title of Class of Securities)

828395103

(CUSIP Number)

Robert E. Mead Silverleaf Resorts, Inc. 1221 River Bend Drive Suite 120 Dallas, Texas 75247 (214) 631-1166

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 828395103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert E. Mead
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

Filed Pursuant to Rule 13d-1

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned. Such Schedule is amended as follows:

ITEM 1.	Security and Issuer.

Robert E. Mead hereby amends his statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 12, 1999, as amended by the Schedules 13D/A filed with the Commission on December 23, 2003, May 26, 2006 and February 11, 2011 respectively, with respect to shares of common stock, par value $.01 (the “Common Stock”) of Silverleaf Resorts, Inc., a Texas corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1221 River Bend Drive, Suite 120, Dallas, Texas 75247.

ITEM 2.	Identity and Background.

(a)	Name: Robert E. Mead

(b) - (c)	Mr. Mead’s principal occupation is that of Chairman and Chief Executive Officer of the Issuer. His principal business address is 3653 Maplewood Avenue, Dallas, Texas 75205.

(d) - (e)	During the last five years, Mr. Mead has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Mead is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

N/A

ITEM 4.	Purpose of Transaction.

On February 3, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SL Resort Holdings Inc., a Delaware corporation (“Parent”), and Resort Merger Sub Inc., a Texas corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Issuer, and Issuer will survive the merger as a wholly-owned subsidiary of Parent (the “Merger”).

The Merger Agreement, was consummated as of May 16, 2011, and as a result all of Mr. Mead’s shares, and all of his options to purchase shares, of the Issuer’s Common Stock were converted into the right to receive a cash payment, all as outlined in the Merger Agreement.

References to, and descriptions of, the Merger Agreement and the Merger throughout this Amendment No. 4 to the Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which was filed as Exhibit 1 to the February 11, 2011, Amendment No. 3 to this Schedule 13D, and which is incorporated by reference herein.

i.	ITEM 5.	Interests in Securities of the Issuer.

(a)	As of the date hereof, Mr. Mead is deemed to beneficially own 0 shares of Common Stock of the Issuer.

(b)-(c)	Item 4 is hereby incorporated by reference.

After reasonable inquiry, and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date: May 16, 2011

/s/ Robert E. Mead
Robert E. Mead

Attention: Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).